Filed by TCF Financial Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: TCF Financial Corporation
SEC File No.: 001-10253
Date: May 29, 2019

This communication discloses certain additional information relating to the proposed merger (the “Merger”) of TCF Financial Corporation (“TCF”) and Chemical Financial Corporation (“Chemical”).

As previously disclosed, in connection with the Merger, purported shareholders of TCF have filed five putative class action lawsuits and individual lawsuits against TCF and members of TCF’s board of directors (collectively, the “Actions”). Three of these lawsuits were filed in the United States District Court for the District of Delaware: Wang v. TCF Financial Corporation et al., 1:19-cv-00661 (filed on April 9, 2019), Parshall v. TCF Financial Corporation et al., 1:19-cv-00663 (filed on April 10, 2019), and White v. TCF Financial Corporation et al., 1:19-cv-00683 (filed on April 12, 2019). One lawsuit was filed in the United States District Court for the Southern District of New York: Harrelson v. TCF Financial Corporation et al., 1:19-cv-03183 (filed on April 10, 2019). And one lawsuit was filed in the Delaware Court of Chancery: Nelson v. TCF Financial Corporation et al., 2019-0335-JTL (filed on May 6, 2019). In general, the Actions assert claims against TCF and TCF’s board of directors, alleging, among other things, that the defendants misstated or failed to disclose certain allegedly material information in the definitive joint proxy statement/prospectus relating to the Merger that Chemical and TCF filed with the Securities and Exchange Commission on May 3, 2019 (the “Joint Proxy Statement/Prospectus”).

TCF believes that the allegations in the Actions are without merit and denies that any further disclosure is required to supplement the Joint Proxy Statement/Prospectus under applicable law; however, to avoid the costs, risks, nuisance and uncertainties inherent in litigation, TCF wishes to voluntarily provide the supplemental disclosures related to the Merger as set forth below (the “Additional Disclosures”).  The Additional Disclosures should be read in conjunction with the Joint Proxy Statement/Prospectus. Nothing in this communication shall be deemed an admission of the legal necessity or materiality under any applicable laws for any of the disclosures set forth herein.

In light of the Additional Disclosures, plaintiffs in the Actions have agreed to dismiss their respective complaints with prejudice as to their individual claims and without prejudice to the claims of the members of the putative class.  In dismissing the Actions, plaintiffs have reserved the right to seek an award of attorneys’ fees from the court.

The agreement to make the Additional Disclosures will not affect the merger consideration to be paid to TCF shareholders or the timing of the Special Meeting of TCF shareholders to be held on June 7, 2019 at 9:00 a.m. local time, at the TCF Minnetonka office, 11100 Wayzata Boulevard, Minnetonka, Minnesota 55305. The TCF board of directors unanimously recommends that the TCF shareholders vote “FOR” the TCF merger proposal, “FOR” the TCF compensation proposal and “FOR” the TCF adjournment proposal.

SUPPLEMENT TO JOINT PROXY STATEMENT/PROSPECTUS

The following information supplements the Joint Proxy Statement/Prospectus and should be read in connection with the Joint Proxy Statement/Prospectus, which should be read in its entirety. To the extent that information herein differs from or updates information contained in the Joint Proxy Statement/Prospectus, the information contained herein supersedes the information contained in the Joint Proxy Statement/Prospectus. All page references in the information below are to pages in the Joint Proxy Statement/Prospectus, and terms used below have the meanings set forth in the Joint Proxy Statement/Prospectus, unless otherwise defined below.

The Merger - Background of the Merger

The following sentence is hereby added immediately after the second sentence in the seventh full paragraph on page 58 (beginning with “Each of Chemical’s and TCF’s boards of directors …”):

In the case of TCF, this included regular board presentations and discussions as often as several times a year over the past few years (including in January and July 2018) on recent merger activity in the banking industry, pricing and valuation trends, potential opportunities for TCF to use mergers and acquisitions as a means to advance its corporate strategy, and TCF’s position and ability to execute such transactions in light of market, operational and regulatory conditions. The TCF board of directors discussed the potential benefits of executing such a transaction or transactions when a feasible opportunity arose, and the potential constraints on such transactions at the relevant times, and TCF management continued to update the TCF board of directors on potential opportunities.

The third full paragraph on page 59 (beginning with “On May 11, 2018, Mr. Dahl contacted Mr. Provost …”) is hereby amended by replacing the first sentence thereof with the following sentence:

On May 11, 2018, consistent with the TCF board of directors’ expectations for exploring potential strategic opportunities, Mr. Dahl contacted Mr. Provost to discuss, in general terms, their respective companies, the financial services industry sectors in which they operate, general financial services industry trends and strategic developments, and business combination trends and opportunities in the banking industry.

The following paragraph is hereby added immediately after the third full paragraph on page 60 (beginning with “After this meeting, …”):

On July 25, 2018, at a regularly scheduled meeting of the TCF board of directors, TCF management provided the board with an update on general trends and recent merger activity in the banking industry, including terms of recently announced transactions and the potential business synergy and cost savings opportunities presented by these transactions. At the conclusion of this discussion, the TCF board of directors indicated its continued support for management’s exploration and assessment of potential mergers as part of TCF’s corporate strategy.

The fifth paragraph on page 60 (beginning with “On September 7, 2018, the TCF board of directors held a meeting …”) is hereby amended by replacing the first sentence thereof with the following sentence:

On September 7, 2018, the TCF board of directors held a meeting to discuss the possible transaction with Chemical as well as other potential strategic alternatives for TCF, with members of TCF management and representatives of J.P. Morgan, Perkins Advisors, LLC, who also served as TCF’s financial advisor and provided customary financial advisory services, including advice in connection with the structuring and negotiation of the proposed merger (and for which services TCF has agreed to pay an estimated fee of approximately $4.5 million, of which $1 million became payable upon announcement of the proposed merger; during the two year period preceding the announcement of the proposed merger, Perkins Advisors, LLC, together with its affiliates, received aggregate fees of $202,500 from TCF for consulting services and did not receive any fees from Chemical), which we refer to as Perkins Advisors, and Simpson Thacher & Bartlett LLP, legal counsel to TCF, which we refer to as Simpson Thacher, in attendance.

The Merger - Unaudited Financial Forecasts

The third full paragraph on page 74 under the subheading “TCF Financial Forecasts” (beginning with “For purposes of the financial analyses performed …”) is hereby amended by replacing the last sentence thereof with the following two sentences:

TCF senior management also provided J.P. Morgan with TCF management’s estimate of TCF net income available to common shareholders for 2019 of $327 million, which amount is net of approximately $10 million in scheduled annual dividend payments on the TCF Series C preferred stock. As described more fully under “-Opinion of TCF’s Financial Advisor-TCF Dividend Discount Analysis” beginning on page 89, J.P. Morgan’s dividend discount analysis was based in part on earnings and asset assumptions based on TCF management’s forecast for fiscal year 2019. This forecast included TCF management’s projection of net income available to common shareholders for 2019 of $327 million.

The Merger - Opinion of TCF’s Financial Advisor

The following table is inserted on page 89 immediately after the second full paragraph (beginning with “For TCF and each TCF selected regional bank, …”):

The following table sets forth the P/FY 2019E EPS, P/TBV and FY 2019E ROATCE for TCF and each TCF selected regional bank:

	P/FY 2019E EPS	P/TBV	FY 2019E ROATCE
Associated Banc-Corp	10.7x	1.6x	14.3%
BOK Financial Corporation	11.3x	1.9x	15.4%
Chemical Financial Corporation	10.3x	1.9x	17.0%
First Midwest Bancorp, Inc.	11.4x	1.9x	16.1%
Great Western Bancorp, Inc.	11.0x	1.9x	16.2%
Old National Bancorp	12.2x	1.8x	15.1%
TCF Financial Corporation	11.2x	1.7x	14.2%
Umpqua Holdings Corporation	10.6x	1.7x	15.5%
Wintrust Financial Corporation	11.1x	1.6x	14.1%

The following table is inserted on page 91 immediately after the third full paragraph (beginning with “For Chemical and each Chemical selected regional bank, …”):

The following table sets forth the P/FY 2019E EPS, P/TBV and FY 2019E ROATCE for Chemical and each Chemical selected regional bank:

	P/FY 2019E EPS	P/TBV	FY 2019E ROATCE
Associated Banc-Corp	10.7x	1.6x	14.3%
BOK Financial Corporation	11.3x	1.9x	15.4%
Chemical Financial Corporation	10.3x	1.9x	17.0%
First Midwest Bancorp, Inc.	11.4x	1.9x	16.1%
Great Western Bancorp, Inc.	11.0x	1.9x	16.2%
Old National Bancorp	12.2x	1.8x	15.1%
TCF Financial Corporation	11.2x	1.7x	14.2%
Umpqua Holdings Corporation	10.6x	1.7x	15.5%
Wintrust Financial Corporation	11.1x	1.6x	14.1%

IMPORTANT ADDITIONAL INFORMATION AND WHERE TO FIND IT

This communication is being made in respect of the proposed merger transaction between Chemical and TCF. In connection with the proposed merger, Chemical has filed a registration statement on Form S-4 (Registration No. 333-230635), including amendments thereto, with the Securities and Exchange Commission (“SEC”) containing a Prospectus for Chemical and a Joint Proxy Statement to be used by Chemical and TCF to solicit the required approvals of their respective shareholders as well as other relevant documents regarding the proposed transaction. The registration statement was declared effective by the SEC on May 2, 2019. TCF and Chemical commenced the mailing of the definitive Joint Proxy Statement/Prospectus to their respective shareholders on or about May 7, 2019. INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

A free copy of the Joint Proxy Statement/Prospectus, as well as other filings containing information about Chemical and TCF, may be obtained at the SEC’s Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, from Chemical by accessing Chemical’s website at http://www.chemicalbank.com (which website is not incorporated herein by reference) or from TCF by accessing TCF’s website at http://www.tcfbank.com (which website is not incorporated herein by reference). Copies of the Joint Proxy Statement/Prospectus can also be obtained, free of charge, by directing a request to Chemical’s Investor Relations at Investor Relations, Chemical Financial Corporation, 333 W. Fort Street, Suite 1800, Detroit, MI 48226, by calling (800) 867-9757 or by sending an e-mail to investorinformation@chemicalbank.com, or to TCF’s Investor Relations at Investor Relations, TCF Financial Corporation, 200 Lake Street East, EXO-02C, Wayzata, MN 55391, by calling (952) 745-2760 or by sending an e-mail to investor@tcfbank.com.

Participants in Solicitation

Chemical and TCF and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Chemical and TCF shareholders in respect of the transaction described in the Joint Proxy Statement/Prospectus. Information regarding Chemical’s directors and executive officers is contained in Chemical’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 28, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC.

Information regarding TCF’s directors and executive officers is contained in TCF’s Annual Report on Form 10-K for the year ended December 31, 2018, its Proxy Statement on Schedule 14A, dated March 15, 2019, and certain of its Current Reports on Form 8-K, which are filed with the SEC. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the Joint Proxy Statement/Prospectus regarding the proposed merger. Free copies of this document may be obtained as described in the preceding paragraph.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Statements included in this communication, which are not historical in nature are intended to be, and hereby are identified as, forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “will,” “may,” “believe,” “anticipate,” “plan,” “expect,” “should,” and “could” and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements are subject to risks, uncertainties and assumptions that are difficult to predict with regard to timing, extent, likelihood and degree of occurrence, which could cause actual results to differ materially from anticipated results. Such risks, uncertainties and assumptions, include, among others, the following:

•
the failure to obtain necessary regulatory approvals when expected or at all (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction);

•	the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the merger agreement;

•	the outcome of any legal proceedings that may be instituted against TCF or Chemical; and

•	other factors that may impact the outcome or intended timing of the proposed shareholder meetings.

Additional factors that could cause results to differ materially from those described above can be found in the risk factors described in Item 1A of each of TCF’s and Chemical’s Annual Report on Form 10-K filed with the SEC for the year ended December 31, 2018. TCF and Chemical disclaim any obligation to update or revise any forward-looking statements contained in this communication, which speak only as of the date hereof, whether as a result of new information, future events or otherwise, except as required by law.